UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For March 04 2005



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated March 04, 2005 - Statement re (2004 Results)




                                                                    3 March 2005



                  2004 RESULTS ANNOUNCEMENT - NOTES AMENDMENT

Further to the announcement made on 28 February 2005 of the results for the year ended 31 December 2004, Bunzl plc today announces that in Note 2 (Segmental analysis - Geographical origin) the 2004 sales for North America should state GBP1,600.7 million and the 2004 sales for Rest of World GBP164.9 million. The total sales of GBP2,916.0 million remain unaltered. In Note 5 (Dividends) the record date for the final dividend should be stated as 6 May 2005.

An amended version of the results announcement will be issued immediately.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  March 04, 2005                         By:__/s/ Anthony Habgood__

                                              Title:   Chairman